March 18, 2014

Via E-Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: David R. Humphrey

Re:	Petroterra Corp.
Form 10-K for Fiscal Year Ended March 31, 2013
Filed on July 17, 2013
Form 10-Q for Quarter Ended December 31, 2013
File No. 001-34970

Dear Mr. Humphrey:

PetroTerra Corp. (the “Company”) hereby transmits its response to the letter received by us from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 5, 2014, regarding the Company’s Form 10-K for Fiscal Year Ended March 31, 2013 (the “Form 10-K”) submitted on July 17, 2013, and the Company’s Form 10-Q for Quarter Ended December 31, 2013 (the “Form 10-Q”). For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended March 31, 2013

Item 9A(T) Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 18

1. Your conclusion regarding the effectiveness of disclosures controls and procedures does not state the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Specifically, you did not indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management’s conclusion solely to the portion referred to. Please represent to us and please revise future filings to state management’s conclusion in regard to the company’s disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

2. We note that you have not specifically provided a conclusion as to the effectiveness of your internal controls over financial reporting (“ICFR”). Please amend your Form 10-K to clearly and specifically state a conclusion on your evaluation of the effectiveness of your ICFR.

3. Given the omission mentioned in the comment above, please reassess and conclude on the effectiveness of your disclosure controls and procedures.

We respectfully advise the Staff that we will revise our Form 10-K in accordance with each of Comment 1, Comment 2 and Comment 3. Accordingly, we will address each of the foregoing comments together.

During the fiscal year ended March 31, 2013 and through the date on which the Form 10-K was filed, the current management of the Company was not involved in determining the effectiveness of the disclosure controls and procedures and internal control over financial reporting of the Company since our current sole officer and director was only appointed after a change in control of the Company occurred pursuant to a share purchase agreement, dated as of October 2, 2013 (reported by the Company on a Current Report on Form 8-K filed with the SEC on October 4, 2013). After receiving the Staff’s comments, our current management reviewed the Form 10-K along with all other publicly available information in order to provide a reasonable assessment of the Company’s disclosure controls and procedures and internal control over financial reporting as of the year ended March 31, 2013. Upon completion of their assessment, management determined that the disclosure controls and procedures and internal control over financial reporting of the Company were not effective. Accordingly, the Company will revise its Form 10-K to delete “Item 9A(T). Controls and Procedures” in its entirety and add “Item 9A. Controls and Procedures” as follows:

“ITEM 9A. CONTROLS AND PROCEDURES

Our management carried out an evaluation of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” and “internal control over financial period” (as each is defined in Rule 13a-15 of the Exchange Act) for the year ended March 31, 2013.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed with the objective of ensuring that (i) information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and (ii) information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosures. Based on management’s evaluation, management concluded that the Company’s disclosure controls and procedures are not effective.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our sole officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of the our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was not effective as of March 31, 2013.”

We further acknowledge that in our future filings we will provide the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

Other

4. Data about your company included in the SEC’s EDGAR system includes the company’s current fiscal year end. However, it appears that the fiscal year end listed for your company does not agree with the actual fiscal year end of your most recent annual periodic report. Please correct the fiscal year end listed in EDGAR as follows:

●	log onto your account at https://www.edgarfiling.sec.gov

●	select “retrieve/edit data” from the left-side menu

●	select “retrieve company information”

●	select “edit company information” at the bottom of the screen

●	enter the month and day of your fiscal year end (e.g., “1231” or “0630”) in the “fiscal year end” field

●	and finally select “submit change” at the bottom of the screen.

If your fiscal year end is not a fixed date and instead varies by a few days each year pursuant to your articles of incorporation (e.g., the first Tuesday following May 31st), please list your fiscal year end for this purpose as the fixed date on which your fiscal year end is based (e.g., May 31st, or “0531”).

We respectfully advise the Staff that we have updated all of the Company’s records to indicate that the Company’s fiscal year end is March 31.

Form 10-Q for Quarter Ended December 31, 2013

Note 3. Summary of Significant Accounting Policies, page 4

Website, page 5

5. Please tell us in further detail the nature of the costs capitalized as “website” on your balance sheet.

We respectfully advise the Staff that the capitalized costs of the Company’s website of $29,253 included third party vendor costs to develop the initial website of $15,945, website content costs of $12,110 and graphics costs of $1,198. The website application and infrastructure is developed for the Company’s internal needs pursuant to ASC 350-50, “Intangibles - Goodwill and Other - Website Development Costs”.

Note 4. Acquisition of Oil and Gas Properties, page 6

6. We note the title of the footnote states acquisition of oil and gas properties, while the narrative in the footnote describes the transaction as an assignment of a lease, assignment of rights under a certain purchase agreement, and ownership of leases. Accordingly, please clarify for us in further detail the nature, substance and terms of the transaction.

We respectfully advise the Staff that we will revise our Form 10-Q to properly clarify the nature, substance and terms of the transaction. Specifically, we will amend and restate “4. Acquisition of Oil and Gas Properties” in its entirety as follows:

“4. ASSIGNMENT OF OIL AND GAS PROPERTIES

On November 18, 2013, the Company entered into an assignment of lease (the “Agreement”) whereby Ardmore Investments Inc. (“Ardmore”) assigned to us its rights under a certain purchase agreement (the “Purchase Agreement”), dated August 8, 2013, between Ardmore and Pioneer Oil and Gas (“Pioneer”) involving the sale of 5,905.54 acres of oil and gas leases located in the Central Utah Thrust Belt in Beaver County and Sevier County, Utah, respectively, and currently owned by Pioneer (the “Leases”).

Ardmore assignment agreement

Per the terms of the Agreement, we issued to Ardmore 500,000 shares of our common stock on November 18, 2013, and, in order to complete the assignment contemplated by the Agreement, we will issue to Ardmore an additional 500,000 shares of our common stock upon the transfer to us of ownership in the Leases which must occur on or before April 12, 2014.

Pioneer Purchase Agreement

The Purchase Agreement required a purchase price of $365,000 for conveyance by Pioneer of the Leases. The first and second installment payments of an aggregate of $65,000 under the Purchase Agreement were completed by Ardmore to which the Company is not obligated to reimburse Ardmore. The remaining $300,000 shall be made by $100,000 installments payments payable on or before December 12, 2013, February 12, 2014 and April 12, 2014, respectively.

On December 12, 2013 and February 12, 2014, the Company completed two of its installment payments to Pioneer. Upon completion of the final installment the leases will be conveyed to the Company.”

7. We further note that your website states PetroTerra Corp currently owns a 100% working interest and 80% net revenue interest in three leases. Please further clarify this statement for us. Additionally, please advise how this statement reconciles to the disclosure in your filing.

We respectfully advise the Staff that upon the closing of the purchase of the Leases, the Company will have a 100% working interest in the leased properties and an 80% interest in the net revenue generated from the Leases. Accordingly, we have updated our website to reflect that our working interest and revenue interest are contingent upon the closing of the Purchase Agreement.

8. Please tell us how you determined the value assigned to the line item “Oil & Gas Exploration” on your balance sheet. Please tell what guidance you relied upon and how you determined your valuation was appropriate. Additionally, please tell us how you determined that these costs were recoverable.

We respectfully advise the Staff that the value assigned to the properties consisted of the $100,000 installment payment made to Pioneer on December 12, 2013 required by the Purchase Agreement and the value of the 500,000 shares issued to Ardmore required under the assignment agreement valued at $250,000. Due to the lack of an active market of the Company’s common stock, the fair value of the common stock transferred was determined based on the price at which the Company’s shares were being sold in the private placement to Ardmore Investments. The costs incurred to lease the unproved property is capitalized when incurred pursuant to ASC 932-360-25, “Extractive Activities - Oil and Gas”.

Furthermore, as the Company had not completed the full assignment of the lease agreement, an evaluation of the unproved property was not contemplated until the fiscal year end reporting pursuant to ASC 360-10-35, “Property, Plant and Equipment - Subsequent Measurement”.

9. Please tell the nature of the installment payments being made to Pioneer Oil and Gas as it appears that your transaction is with Ardmore Investments Inc.

We respectfully advise the staff that the Agreement entered into with Ardmore Investments on November 18, 2013 assigned the Purchase Agreement between Ardmore and Pioneer Oil and Gas.

Note 5. Common Stock, page 6

10. Please tell us to whom the 150,000 shares of common stock sold on November 1, 2013 were sold to and whether the buyer is a related party.

We respectfully advise the Staff that the 150,000 shares of common stock sold on November 1, 2013 were sold pursuant to a stock purchase agreement with Ardmore. We do not believe that Ardmore is an affiliate to, or otherwise a related party of, the Company.

11. Please tell us to whom the 300,000 shares of common stock sold on December 19, 2013 were sold to and whether the buyer is a related party.

We respectfully advise the Staff that the 300,000 shares of common stock sold on December 19, 2013 were sold pursuant to a stock purchase agreement with Ardmore. We do not believe that Ardmore is an affiliate to, or otherwise a related party of, the Company.

*******************

In making this response the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Richard Anslow, Esq., at (212) 370-1300.

Very truly yours,

/s/ John Barton
John Barton